AB 3/16

11019980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. DC

SEC FILE NUMBER
8- 65903

KH 3/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 El Camino Real, Suite 400
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Avery 858-964-3402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr. #300 (Address) La Jolla (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/22

OATH OR AFFIRMATION

I, Kristen Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Capital Group Securities, Inc, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

DELISA DELEO
Commission # 1915200
Notary Public - California
San Diego County
My Comm. Expires Dec 4, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of December 31, 2010 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Capital Group Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 26, 2011

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Table of Contents

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary
of Retirement Capital Group, Inc.)

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND INDEPENDENT AUDITORS' REPORTS

For the Year Ended December 31, 2010

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Financial Condition
As of December 31, 2010

ASSETS		
Cash	$	329,789
Commissions receivable		153,318
Other receivables		28,654
Prepaid expenses		23,624
Deferred tax asset		7,886
Total assets	$	543,271
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	44,731
Commissions payable		265,429
Total liabilities		310,160
Shareholder's equity:		
Common stock, no par value, $7.50 stated value, 10,000 shares authorized, issued and outstanding		653,600
Accumulated deficit		(420,489)
Total shareholder's equity		233,111
Total liabilities and shareholder's equity	$	543,271

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Income
For the Year Ended December 31, 2010

Revenue	
Commission income	$ 6,394,954
Expenses	
Commission expense	3,637,248
Commission expense to affiliate	2,255,322
Employee related	81,130
Professional fees	48,165
Insurance	39,038
License and related fees	29,765
Office rent and utilities	27,272
Miscellaneous	14,630
Total expenses	6,132,570
Income before provision for income taxes	262,384
Provision for income taxes	100,358
Net income	$ 162,026

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Accumulated Deficit	Shareholder's Equity
Balance at December 31, 2009	$ 348,970	$ (6,001)	$ 342,969
Deemed capital contribution	104,630	-	104,630
Cash contribution from parent	200,000	-	200,000
Distributions to parent	-	(576,514)	(576,514)
Net income	-	162,026	162,026
Balance at December 31, 2010	$ 653,600	$ (420,489)	$ 233,111

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 162,026
Income tax provision - noncash (deemed capital contribution)	104,630
Deferred income taxes	(4,272)
Adjustments to reconcile net income to cash provided by operating activities:	
Commissions receivable	245,326
Other receivables	(1,574)
Prepaid expenses	790
Accounts payable and accrued expenses	2,538
Commissions payable	(213,099)
Net cash provided by operating activities	296,365
Cash flows from financing activities:	
Contribution from parent	200,000
Distributions to parent	(576,514)
Net cash used in financing activities	(376,514)
Net decrease in cash	(80,149)
Cash:	
Beginning of year	409,938
End of year	$ 329,789

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Retirement Capital Group Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Retirement Capital Group, Inc. ("Parent"), and was incorporated in the State of California in December 2002. On November 18, 2009, National Insurance Partners, Inc. ("NIP") acquired the Parent of the Company from its stockholders. NIP changed its name to NIP-RCG, Inc. during 2010. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). In July 2003, the Company received approval to practice as a registered broker-dealer.

The Company has agreements with insurance and mutual fund companies to distribute mutual funds, variable annuities, variable life insurance, public limited partnerships and private placements. The Company also has commission sharing agreements with other broker-dealers whereby certain registered representatives of the Company work in conjunction with registered representatives of other broker-dealers in presenting, offering and selling securities. The Company and other broker-dealers share fees and commissions arising from the sale of such securities.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Commissions Receivable

Commissions receivable consist of commissions due from insurance companies. Management has determined that no allowance for doubtful receivables is necessary at December 31, 2010.

Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums have been paid to the insurance carriers. While commission income is subject to chargeback, the Company's experience has been that no material commission income has been charged back. Accordingly, the Company does not maintain a chargeback allowance.

Income Taxes

The Company is included in the consolidated income tax returns filed by the NIP-RCG, Inc. Income taxes are calculated as if the Company filed on a separate return basis. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent events through the date of the independent auditors' report, the date these financial statements were available to be issued.

NOTE 2. NET CAPITAL

The Company's percentage of aggregate indebtedness to net capital was 179% at December 31, 2010. Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6.667% of "aggregate indebtedness," as defined. As of December 31, 2010, the Company had "net capital" of $172,947, which exceeded the amount required.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Management periodically evaluates the creditworthiness of its primary depositories. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

One carrier accounted for approximately 79% of the Company's revenue for the year ended December 31, 2010. As of December 31, 2010, $82,235 was due from this customer and this amount was collected in January 2011.

NOTE 4. INCOME TAXES

Significant components of the provision for income taxes are as follows for the year ended December 31, 2010:

Federal income taxes:		
Current	$	81,435
Deferred		(4,272)
Total federal income taxes		77,163
State and local income taxes:		
Current		23,195
Total income tax provision	$	100,358

Deferred taxes result primarily from timing differences in deducting state income taxes.

NIP-RCG, Inc. utilized the separate-return method for allocating current and deferred taxes to members of the consolidated group by applying the provisions of FASB ASC 740-10 to each subsidiary as if it were a separate taxpayer. The Company's unwritten tax sharing arrangement with the Parent and affiliates provides that the differences arising between the amounts reported in the financial statements and the amounts actually payable or receivable under the tax sharing arrangement are reported as capital contributions or distributions in the separate financial statements of the Company. During the year ended December 31, 2010, the Company had tax-related deemed capital contributions from its Parent amounting to $104,630.

NOTE 5. COMMISSION EXPENSE AND OTHER RELATED PARTY TRANSACTIONS

During 2010, the Company incurred commission expense of $2,255,322 to Retirement Capital Group Financial and Insurance Services, Inc., an affiliate of the Company that is also 100% owned by the Parent.

The Company's affiliate incurs certain expenses on behalf of the Company and provides administrative services for the Company. During 2010, the Company was allocated $81,130 for employee-related expenses and $26,043 for office rent and utility expenses.

NOTE 6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2010.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Shareholder's equity at December 31, 2010	$	233,111
Less nonallowable assets:		
Other receivables		(28,654)
Prepaid expenses		(23,624)
Deferred tax asset		(7,886)
Net capital	$	172,947

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6.667% of aggregate indebtedness)	$	20,678
Excess net capital	$	152,269
Excess net capital at 1000%, (net capital less 10% aggregate indebtedness)	$	141,931
Aggregate indebtedness	$	310,160
Percentage of aggregate indebtedness to net capital		179%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	56,104
Company's closing entries and audit adjustments		116,843
Net capital - per above	$	172,947
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	273,685
Company's closing entries and audit adjustments		36,475
Aggregate indebtedness - per above	$	310,160

See accompanying independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision.

See accompanying independent auditors' report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

February 26, 2011

SIPC Annual Assessment
Required Under SEC Rule 17a-5(e)(4)

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of BKR International

INDEPENDENT ACCOUNTANTS' REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7) of Retirement Capital Group Securities, Inc. for the year ended December 31, 2010. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;
2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the twelve months ended December 31, 2010;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to the financial statements of Retirement Capital Group Securities, Inc. taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 26, 2011